BB 2/26

S
COMMISSION
549

10027306

SEC Mail Processing Section
FEB 23 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northwater Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 9800
(No. and Street)

OFFICIAL SEAL
EVELYN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION

Chicago (City) **IL** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Hart **312-834-0071**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

BB 3/1

OATH OR AFFIRMATION

I, Dan Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwater Capital Markets, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRINCIPAL

Title

Notary Public

OFFICIAL SEAL
EVELYN COBB-THOMAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 04/08/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWATER CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the statements of financial condition of Northwater Capital Markets, LLC as of December 31, 2009 and 2008 and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northwater Capital Markets, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 16, 2010

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
ASSETS		
Cash	$ 15,817	$ 31,500
Deposits	-	425
Goodwill	30,000	30,000
TOTAL ASSETS	$ 45,817	$ 61,925
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 500	$ 7,277
TOTAL LIABILITIES	500	7,277
MEMBER'S EQUITY		
MEMBER'S EQUITY		
Member's equity	45,317	54,648
TOTAL MEMBER'S EQUITY	45,317	54,648
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 45,817	$ 61,925

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Introduction fees	$ 2,429	$ 400
TOTAL REVENUES	2,429	400
OPERATING EXPENSES	26,760	23,402
OPERATING LOSS	(24,331)	(23,002)
OTHER INCOME		
Goodwill impairment	-	(102,110)
TOTAL OTHER INCOME (EXPENSE)	-	(102,110)
NET LOSS	$ (24,331)	$ (125,112)

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2009 and 2008

	Total Member's Equity
Balance, December 31, 2007	$ 179,760
Net loss	(125,112)
Balance, December 31, 2008	54,648
Member contributions	15,000
Net loss	(24,331)
Balance, December 31, 2009	$ 45,317

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (24,331)	$ (125,112)
Adjustments to reconcile net (loss) to net cash flows from operating activities:		
Impairment of goodwill	-	102,110
Decrease (increase) in operating assets:		
Prepaids	-	308
Deposits	425	475
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(6,777)	6,932
NET CASH FLOWS FROM OPERATING ACTIVITIES	(30,683)	(15,287)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	15,000	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	15,000	-
NET INCREASE (DECREASE) IN CASH	(15,683)	(15,287)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,500	46,787
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,817	$ 31,500
NONCASH INVESTING ACTIVITIES		
Impairment of goodwill	$ -	$ 102,110
TOTAL NONCASH INVESTING	$ -	$ 102,110

See Notes to Financial Statements

NORTHWATER CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

(1) <u>Nature of business and significant accounting policies</u>

Nature of business - Northwater Capital Markets, LLC (the Company or Northwater) received approval of membership by FINRA during 2008 and began operations as a broker dealer at that time. The Company's operations include referral services for investment banking opportunities. The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes - The Company is a limited liability company, and as such, is taxed as a partnership. As a result, its member's separately account for their prorata share of the entity's items of income, deduction, losses, and credits. Therefore, the financial statements do not include an accrual for corporate income taxes.

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2006, 2007, and 2008 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2004 through 2008 remain subject to examination by state and local tax authorities.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill - Cost of the investment in the Company in excess of the underlying fair value of the net assets at the date of the acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill is to be written down to fair value and a corresponding impairment loss recognized.

Recently issued accounting pronouncements:

Update 2009-01 - In June 2009, the Financial Accounting Standard Board (FASB) issued Update No. 2009-01, which establishes The FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principals (GAAP). The ASC is effective for annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report. The adoption of the ASC did not have an impact on the Company's financial statements.

Subsequent events -Subsequent events have been evaluated through February 16, 2010 which is the date the financial statements were available to be issued.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital as defined by Rule 15c3-1 of $15,317, which exceeds its required net capital of $5,000 by $10,317. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2009.

(3) **Exemption**

The Company does not hold customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(4) **Related party transaction**

During the years ended December 31, 2009 and 2008 the Company paid its president $3,850 and $3,500, respectively, for management service.

(5) **Member's equity**

During the years ended December 31, 2009 and 2008, the Company's members made cash capital contributions of $15,000 and $0, respectively. In addition, Northwater contributed $132,110 of goodwill associated with its acquisition of the Company during the year ended December 31, 2007. The Company recognized a $102,000 loss on the impairment of the contributed goodwill during year end December 31, 2008.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

In planning and performing our audit of the financial statements of Northwater Capital Markets, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above and no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 16, 2010

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

NORTHWATER CAPITAL MARKETS, LLC

We have audited the financial statements of Northwater Capital Markets, LLC as of and for the year ended December 31, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 16, 2010

Schedule I

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2009
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 45,317
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			45,317
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			45,317
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 30,000	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	30,000
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			15,317
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 15,317

See Report on Additional Information

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2009
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	33
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	10,317
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	15,267

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	500
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	500
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.03

See Report on Additional Information

NORTHWATER CAPITAL MARKETS, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 15,317
Net audit adjustments:	-
Net capital as reported on line 10 of Schedule I	$ 15,317

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 500
Net audit adjustments:	-
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 500

NORTHWATER CAPITAL MARKETS, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2009
STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements for possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(ii) of the rule.